SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 1, 2003

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile

(Address of principal executive offices)

Form 20-F	☑	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

Santiago, November 27, 2003.

Mr. Alejandro Ferreiro Y.
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins #1449, 9th Floor
Santiago

Ref.:	Securities Registry N°0593 Report on Material Event

Of our consideration,

During regular Board Meeting N°222 of Distribución y Servicio D&S S.A., held on November 25 of 2003, payment of interim dividend N°36 of Ch$5 (five Chilean pesos) per share to be charged to income for the fiscal year 2003 was agreed upon.

This dividend will be paid as from January 2nd of 2004 at the offices of the Company’s shares department located on Huérfanos N° 770, Floor 22, Santiago, from Monday through Friday, from 9:00 am to 1:30 pm.

Checks corresponding to the dividend will be sent by registered mail or deposited in the shareholders’ current or savings account in accordance with their previously specified instructions.

All stockholders registered in the Company Shareholders Registry as of December 26, 2003 are entitled to this dividend.

The Company will determine and inform conveniently the amount of tax credit corresponding to shareholders for the referred dividend.

The corresponding notice will be published on El Mercurio newspaper, within the 20 days previous to the record date set for shareholders entitled to this dividend.

Sincerely,

CRISTOBAL LIRA I.

Chief Executive Officer

c.c	Bolsa de Valores de Valparaíso Bolsa Electrónica de Chile Bolsa de Comercio de Santiago New York Stock Exchange (NYSE) Latibex – Bolsa de Madrid

SIGNATURES

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: December 1, 2003